Exhibit 99.1

Virax Biolabs Group Continues Growth and Expansion with the Addition of Research and Laboratory Facilities

LONDON, United Kingdom and DUBAI, United Arab Emirates, July 18, 2023 – Virax Biolabs Group Limited (“Virax” or the “Company”) (Nasdaq: VRAX), an innovative diagnostics company focused on the detection of immune responses and diagnosis of viral diseases, announced today that it has signed contracts to launch two new research and laboratory facilities in the United Kingdom.

The Company has signed a contract to launch a laboratory facility at Scale Space. Scale Space is conveniently located in a major metropolitan hub in the heart of the unique innovation ecosystem at Imperial College London, a 23-acre research and innovation district in White City, west London. The state-of-the-art facility includesphlebotomy stations, laboratories and research facilities, and offers access to cutting-edge resources and networking opportunities, acting as a catalyst for transforming ground-breaking ideas into practical applications, and empowering organizations to make a lasting impact on society.

If granted approval by the regulatory agencies, the site would be instrumental in the initial launch of ViraxImmune™, acting as the first laboratory for blood draw and analysis. The laboratory would also give the Company the ability to fulfill third party laboratory orders.

“This represents an important milestone in our mission to provide a personalized and preventative healthcare solution that is accurate, affordable and convenient,” said James Foster, Virax's Chairman of the Board of Directors and Chief Executive Officer. “The UK-based laboratory provides us a scalable infrastructure while avoiding the requirement for complex processes and expensive lab equipment.”

"This partnership marks an exciting achievement for Scale Space as we work to foster innovation within the life science industry,” said Michael Holmes, CEO of Scale Space, “By welcoming Virax into our ecosystem, we aim to create an even stronger community of forward-thinking industry leaders. With Virax's exceptional expertise and vision, we are confident that our collective impact will be amplified, propelling the global population towards a new frontier of preventative healthcare.”

Additionally, Virax has signed a lease agreement with BioCity Glasgow to establish a research laboratory in Glasgow, United Kingdom.

The state-of-the-art facility is within proximity to top-ranked institutions including the Universities of Glasgow and Edinburgh, and major hospitals and clinics in Scotland. This convenient location facilitates close cooperation with the National Health Service, access to fresh blood samples and blood banks for ongoing and future assessments, and collaborations with local research groups specialized in immunology. As part of BioCity, the Company will have access to cost-effective community facilities, and more broadly, access to a number of additional communities of experts based in incubators across the UK Science Parks Association and the United Kingdom.

“Establishment of a facility in Glasgow extends our research capacity, enabling us to simultaneously and independently develop multiple new products within our ViraxImmune™ platform from early to late stage, including verification and validation,” James Foster, Virax's Chairman of the Board of Directors and Chief Executive Officer.

“We are delighted to welcome Virax Biolabs to our growing life science innovation ecosystem at BioCity Glasgow and our Pioneer community of UK Science Parks Campuses,” said John Mackenzie, Director

(Scotland), The Pioneer Group. “Pioneer is dedicated to helping young companies succeed in delivering life-changing health solutions that will shape our future. We believe in the mission driving Virax’s business and have no doubt that Virax’s technology will strengthen our global approach to immune health.”

About Virax Biolabs Group Limited.

Founded in 2013, Virax Biolabs Group Limited is an innovative biotech company focused on the detection of immune responses to and diagnosis of viral diseases. In addition to distributing an array of in-vitro diagnostic test kits, Virax Biolabs Group Limited is currently developing a proprietary T-Cell Test technology with the intention of providing an immunology profiling platform that assesses each individual's immune risk profile against major global viral threats. T-Cell testing can be particularly effective in the diagnosis and therapeutics of COVID-19 as well as other threats including Monkeypox, Hepatitis B, Malaria, Herpes and Human Papillomavirus.

For more information, please visit www.viraxbiolabs.com.

Caution Concerning Forward Looking Statements:

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. These forward-looking statements are based on information currently available to Virax and its current plans or expectations and are subject to a number of known and unknown uncertainties, risks and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These and other important factors are described in detail in the "Risk Factors" section of Virax's Annual Report on Form 20-F for the year ended March 31, 2022. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Company Contact:

Virax Biolabs Group Limited

Phone: +44 020 7788 7414

Email: info@viraxbiolabs.com

Media and Investor Contact:

Nic Johnson and Adanna Alexander
Russo Partners, LLC
(303) 482-6405
nic.johnson@russopartnersllc.com

adanna.alexander@russopartnersllc.com